IAMGOLD CORPORATION

TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD REPORTS SOLID Q1/15 OPERATING RESULTS

ROSEBEL AND ESSAKANE CONTINUE GENERATING FREE CASH FLOW AS WESTWOOD RAMPS UP ACCORDING TO PLAN

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.
Refer to the Management Discussion and Analysis (MD&A) and Unaudited Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2015 for more information.

Toronto, Ontario, May 5, 2015 – IAMGOLD Corporation ("IAMGOLD" or the "Company") today reports its financial and operating results for the first quarter ended March 31, 2015.

"Last year we said we would continue to focus on cost containment, capital discipline and cash preservation," commented Steve Letwin, IAMGOLD's President and CEO. In the first quarter we delivered on that plan, performing well across key metrics. Production was up 21% year-over-year, all-in sustaining costs were down 7%, capital spending was down 43%, net cash from operating activities was up 7%, and we ended the quarter with nearly $900 million in cash and bullion.

"Rosebel and Essakane continue to generate positive free cash flow, and the pace of ramp-up at Westwood is aligned with our goal of achieving positive free cash flow at a consolidated level while executing on our growth strategy. We are evaluating options for investing cash in excess of our capital commitments that will sustain growth and offer attractive returns. Exploration continues to build a strong growth pipeline for our future, with recent positive drilling results at the Boto Gold project and Essakane's indicated ounces increasing 6% with the 84% increase at the Falagountou deposit."

First Quarter 2015 Highlights:

- Attributable gold production and gold sales of 208,000 ozs.
- All-in sustaining costs[1] – gold mines[2] of $1,113/oz.
- Total cash costs[1,3] – gold mines of $846/oz.
- Cash, cash equivalents and gold bullion (at market value) of $889.1 million at March 31, 2015 compared to $321.0 million at December 31, 2014.
- Net cash from operating activities of $30.0 million.
- Maintaining production guidance of 820,000 to 860,000 ounces at total cash costs of $850 to $900 per ounce produced and all-in sustaining costs of $1,075 to $1,175 per ounce sold.
- January 22, 2015 – received $502.6 million cash from sale of Niobec; recorded an after-tax gain of $37.8 million.
- February 2015 – issued flow-through shares for net proceeds of $39.3 million.
- March 23, 2015 – completed sale of Diavik royalty for proceeds of $56.8 million, with $52.5 million cash received in the quarter; recorded an after-tax gain of $43.5 million.
- March 2015 – repurchased $5.4 million (face value) of long-term debt.
- Announced retirement of current Chairman of the Board, Bill Pugliese, and a reduction in board size from ten to seven directors.

Subsequent to Quarter-end:

- April 23, 2015 - announced updated resource estimate for the Falagountou deposit at Essakane. The indicated resource increased by 84% to 613,000 ounces and the average grade by 10% to 1.52 g/t Au, contributing to a 6% increase in Essakane's estimated indicated resource to 5.0 million ounces.

SUMMARY OF FINANCIAL AND OPERATING RESULTS

		Three months ended March 31,	
Financial Results ($ millions, except where noted)		**2015**	2014
Continuing Operations			
Revenues	$	**244.7** $	217.3
Cost of sales	$	**231.7** $	185.2
Earnings from continuing mining operations[1]	$	**13.0** $	32.1
Net earnings including discontinued operations attributable to equity holders of IAMGOLD	$	**24.1** $	3.7
Net earnings including discontinued operations attributable to equity holders of IAMGOLD per share ($/share)	$	**0.06** $	0.01
Adjusted net earnings (loss) including discontinued operations attributable to equity holders of IAMGOLD[1]	$	**(26.7)** $	12.0
Adjusted net earnings (loss) including discontinued operations per share ($/share)[1]	$	**(0.07)** $	0.03
Net cash from operating activities including discontinued operations	$	**30.0** $	28.1
Net cash from operating activities before changes in working capital including discontinued operations[1]	$	**54.8** $	64.6
Net cash from operating activities before changes in working capital including discontinued operations ($/share)[1]	$	**0.14** $	0.17
Net earnings from discontinued operations attributable to equity holders of IAMGOLD	$	**40.6** $	17.8
Net earnings from discontinued operations attributable to equity holders of IAMGOLD ($/share)	$	**0.10** $	0.05
Key Operating Statistics			
Gold sales – attributable (000s oz)		**208**	176
Gold commercial production – attributable (000s oz)		**208**	171
Gold production – attributable[2] (000s oz)		**208**	172
Average realized gold price[1] ($/oz)	$	**1,221** $	1,286
Total cash costs[1,3,4] - gold mines[5] ($/oz)	$	**846** $	886
Gold margin[1] ($/oz)	$	**375** $	400
All-in sustaining costs[1,4] – gold mines ($/oz)	$	**1,113** $	1,198

[1] This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A.

[2] Attributable gold production includes Westwood pre-commercial production for the three months ended March 31, 2014 of 1,000 ounces.

[3] The total cash costs computation does not include Westwood pre-commercial production for the three months ended March 31, 2014 of 1,000 ounces.

[4] By-product credits are included in the calculation of this measure; refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.

[5] Gold mines, as used with total cash costs and all-in sustaining costs, consist of Rosebel, Essakane, Westwood (commercial production), Mouska, Sadiola and Yatela on an attributable basis.

FIRST QUARTER 2015 HIGHLIGHTS

Sale of Niobec

- On January 22, 2015, we completed the sale of Niobec Inc., comprising the niobium business and the rare earth element ("REE") deposit, for total consideration of $530 million plus working capital adjustments. We received $502.6 million in cash, which included working capital adjustments, for the niobium business. An additional $30 million is due when the REE deposit commences commercial production, as well as a 2% gross proceeds royalty on REE production. In the first quarter, we recorded an after-tax gain on the sale of $37.8 million based on the carrying amount of Niobec, which included the recognition of a $16 million deferred tax asset related to the REE deposit upon its transfer to Niobec prior to the closing of the transaction.

- For the first quarter 2015, Niobec's net earnings were disclosed separately as net earnings from discontinued operations, net of income taxes in the Consolidated statement of earnings. Comparative periods have been adjusted accordingly. The net earnings from discontinued operations for the period January 1, 2015 to January 22, 2015 when the sale of Niobec was completed, were $40.6 million, comprising mainly a $37.8 million gain on the sale.

Sale of Diavik Royalty

- Further bolstering our cash position, on March 23, 2015 we completed the sale of our Diavik Diamond Royalty for total proceeds of $56.8 million, comprising $52.5 million cash on closing and three million five-year warrants exercisable after initial production from the Diavik Diamond Mine's A21 pipe at an exercise price of $4.50, valued at $4.3 million based on our internal valuation methodology. The net realized after-tax gain was $43.5 million.

Financial Performance

- Revenues from continuing operations for the first quarter 2015 were $244.7 million, up 13% from the same prior year period. The increase was the result of higher gold sales of 33,000 ounces at our owner-operated mines ($41.3 million), partially offset by a lower average realized gold price ($12.0 million) and lower royalties following the sale of Diavik ($2.3 million). The higher sales volume was mainly due to the inclusion of Westwood's revenues in the operating results after achieving commercial production status post first quarter 2014 and a 30% increase in production at Essakane, partially offset by lower production at Rosebel and the closure of Mouska.

- Cost of sales from continuing operations for the first quarter 2015 was $231.7 million, up $46.5 million from the same prior year period. The increase was mainly the result of higher operating costs ($22.9 million) and higher depreciation expense ($24.4 million). Operating costs were higher year-over-year mainly due to the inclusion of Westwood's operating costs in the operating results after achieving commercial production status post first quarter 2014 ($30.3 million). Also contributing factors were harder rock and lower capitalized stripping at Essakane ($4.2 million). Partially offsetting these increases were lower mining and milling costs at Rosebel ($7.6 million) and the closure of Mouska ($4.0 million).

- Depreciation expense from continuing operations for the first quarter 2015 was $62.3 million, up 64% from the first quarter 2014. This was primarily due to the inclusion of Westwood's depreciation expense in the operating results after achieving commercial production status post first quarter 2014, higher production and lower reserves at Essakane, and higher amortization of capitalized stripping at Rosebel.

- Income tax expense from continuing operations for the first quarter 2015 was $21.8 million, up $12.7 million from the same prior year period. The increase was mainly due to the increase in the non-cash deferred tax expense as a result of the strengthening of the U.S. dollar. This reduced the tax basis of mining assets in foreign jurisdictions, which lowered the future tax deductions available when translated into U.S. dollars.

- Net loss from continuing operations attributable to equity holders for the first quarter 2015 was $16.5 million or $0.04 per share, up $2.4 million from the same prior year period. The increase in the net loss was mainly related to higher cost of sales ($46.5 million) and income taxes ($12.7 million), higher non-

hedge derivative losses ($10.7 million) and higher finance costs ($8.0 million), partially offset by the gain on the sale of the Diavik royalty ($43.5 million) and higher revenues ($27.4 million).

- Adjusted net loss including discontinued operations attributable to equity holders[1] for the first quarter 2015 was $26.7 million ($0.07 per share[1]), down $38.7 million ($0.10 per share[1]) from the adjusted net earnings of $12.0 million ($0.03 per share[1]) for the same prior year period.

- Net cash from operating activities including discontinued operations was $30.0 million for the first quarter 2015, up 7% from the first quarter 2014. The increase was mainly due to collecting cash on outstanding receivables ($16.7 million), paying less income taxes ($13.8 million) and managing vendor payment terms ($9.4 million), partially offset by lower earnings from operations.

- Net cash from operating activities before changes in working capital[1] including discontinued operations for the first quarter 2015 was $54.8 million ($0.14 per share[1]), down $9.8 million ($0.03 per share[1]) from the same prior year period.

Financial Position

- Cash, cash equivalents and gold bullion (at market value) was $889.1 million as at March 31, 2015 compared with $321.0 million as at December 31, 2014. The $568.1 million increase was mainly due to gross proceeds from the sale of the niobium business ($502.6 million), proceeds from the sale of the Diavik royalty ($52.5 million), proceeds from the issuance of flow-through shares ($39.3 million) and cash generated from operating activities ($30.0 million), partially offset by spending on Property, plant and equipment ($48.6 million) and a repurchase of long-term debt ($4.5 million).

Production and Costs

Gold Operations

- Attributable gold production, inclusive of joint venture operations, was 208,000 ounces in the first quarter 2015, up 21% or 36,000 ounces from the first quarter 2014. The increase was mainly due to the commencement of commercial production at Westwood in the third quarter 2014 (21,000 ounces) and a 49% increase in grades at Essakane (21,000 ounces). This was partially offset by lower grades at Rosebel (4,000 ounces) and the winding down of operations at Yatela (2,000 ounces). Compared to the fourth quarter 2014, production was down 14% due to lower grades at Rosebel and the mining of lower grade lenses at Westwood as planned. We had guided at the beginning of the year that production at Westwood would be lightest in the first and fourth quarters, with mining of higher grade lenses planned for the second and third quarters.

- Attributable gold sales, inclusive of joint venture operations, for the first quarter 2015, were 208,000 ounces, in line with attributable gold production despite offsetting timing differences between production and sales at Westwood, Rosebel and Essakane.

- Total cash costs[1, 3] - gold mines[2] for the first quarter 2015 were $846 per ounce produced, down $40 an ounce from the first quarter 2014. The improvement reflects lower unit costs at Essakane, as higher grades drove production higher, and lower mining costs at our joint venture operations. The decrease was partially offset by higher costs at Westwood due to rehabilitation activities in the area affected by the localized rock burst on January 22, 2015, as well as the impact of lower grades at Rosebel. Included in total cash costs in the first quarter 2015 were realized hedge and non-hedge derivative losses of $60 per ounce produced, compared to $nil per ounce in the first quarter 2014.

- All-in sustaining costs[1] - gold mines were $1,113 per ounce sold in the first quarter 2015, down $85 an ounce from the first quarter 2014. This was mainly due to higher sales volume and lower cash costs. Included in all-in sustaining costs in the first quarter 2015 were realized hedge and non-hedge derivative losses of $64 per ounce sold, compared to $nil per ounce in the first quarter 2014.

Commitment to Zero Harm Continues

- Regarding health and safety, the frequency of all types of serious injuries (measured as the DART rate[4]), for the first quarter 2015 was 0.70, in line with our target for 2015. Based on the exceptional performance of 0.66 in 2014, we have set an aggressive target of 0.69 for 2015.

ATTRIBUTABLE GOLD PRODUCTION AND ALL-IN SUSTAINING AND TOTAL CASH COSTS

Three months ended March 31,	Gold Production (000s oz)		Total Cash Costs [1,2] ($ per ounce produced)		All-in Sustaining Costs [1] ($ per ounce sold)	
	2015	2014	**2015**	2014	**2015**	2014
Continuing operations						
Owner-operator						
Rosebel (95%)	**76**	80	$ **850**	$ 813	$ **1,037**	$ 1,031
Essakane (90%)	**89**	68	**761**	875	**988**	1,233
Westwood (100%)	**22**	—	**1,130**	—	**1,507**	969
	187	148	**841**	842	**1,135**	1,185
Joint ventures						
Sadiola (41%)	**19**	19	**887**	1,106	**914**	1,170
Yatela (40%)	**2**	4	**913**	1,551	**992**	1,885
	21	23	**889**	1,175	**921**	1,291
Total commercial operations	**208**	171	**846**	886	**1,113**	1,198
Westwood (100%)	**—**	1	**—**	—	**—**	—
	208	172	**846**	886	**1,113**	1,198
Cash costs, excluding royalties			**796**	820		
Royalties			**50**	66		
Total cash costs [3]			$ **846**	$ 886		
All-in sustaining costs [3] – gold mines [4]					$ **1,113**	$ 1,198

[1] This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A.
[2] The total cash costs computation does not include Westwood pre-commercial production for the three months ended March 31, 2014 of 1,000 ounces.
[3] By-product credits are included in the calculation of this measure; refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.
[4] Gold mines, as used with total cash costs and all-in sustaining costs, consist of Rosebel, Essakane, Westwood (commercial production), Mouska, Sadiola and Yatela on an attributable basis.

FIRST QUARTER 2015 - OPERATIONS ANALYSIS BY MINE SITE

(Refer to the MD&A for further details and analyses of our operations.)

WESTWOOD MINE – CANADA (IAMGOLD Interest – 100%)

As we guided for the year, Westwood will have some variability in its quarterly production until the operation ramps up to full capacity over the next four years. Gold production is expected to range between 110,000 to 130,000 ounces in 2015, with the first and fourth quarters accounting for approximately 40% and the second and third quarters for approximately 60%. The variability is the result of mine sequencing within a single sector, as mining focuses on the lower grade lenses in the first and last quarters and the higher grade lenses in the second and third quarters. There are five mining sectors in total, and once the operation is mining more than two sectors the ability to blend ore from multiple sectors will result in less grade variability.

In the first quarter 2015, Westwood produced 22,000 ounces of gold, in line with expectations. Total cash costs were $1,130 per ounce produced and all-in sustaining costs $1,507 per ounce sold. The increase in unit costs from the fourth quarter 2014 reflects the high level of stope preparation necessary to bring multiple mining sectors into production and the costs associated with rehabilitation activities in the area affected by the rock burst on January 22, 2015. Although unit costs were driven higher by the rock burst in the first quarter, we expect Westwood's all-in sustaining costs for 2015 to be in the range of $1,100 to $1,175 per ounce sold. We remain confident in the long-term economics of the life-of-mine plan, and expect that as the operation ramps up to design capacity there will be a corresponding decline in all-in sustaining costs per ounce sold.

ROSEBEL MINE – SURINAME (IAMGOLD interest – 95%)

Rosebel produced 76,000 attributable ounces of gold in the first quarter 2015 compared to 94,000 ounces in the fourth quarter 2014. The lower production over the previous quarter was due to declining throughput reflecting a decline in the proportion of soft rock from 27% to 16% and a decline in the grade as a result of mine sequencing.

Compared to the first quarter 2014, production was down marginally from 80,000 ounces as lower grades were partially offset by higher recovery and throughput. Despite the proportion of soft rock decreasing to 16% from 50% in the same period last year, mill throughput increased by 2%. This was due to improved mill availability and measures taken in the second half of 2014 to stabilize the mill feed blend prior to it reaching the primary crusher, thereby reducing the variation in rock hardness.

First quarter 2015 total cash costs of $850 per ounce produced and all-in sustaining costs of $1,037 per ounce sold compared to $678 per ounce and $916 per ounce, respectively, in the fourth quarter 2014. The increase over the previous quarter was the result of lower production.

Compared to the first quarter 2014, total cash costs per ounce produced increased by 5% mainly due to lower grades. All-in sustaining costs per ounce sold increased by 1% mainly due to higher cash costs and lower sales volume, partially offset by lower capital expenditures.

We expect the majority of the cost savings realized from the initiatives in 2014 to flow through our cost structure this year and beyond. Our priorities continue to be on improving grades and increasing operating efficiency.

The drilling program at Rosebel continues to target higher-grade, softer rock in the vicinity of the Rosebel operation and on the Sarafina Option property, with results assessed on an ongoing basis. We continue to evaluate possible transactions for other prospective properties with the potential for higher-grade, softer rock mineral resources.

ESSAKANE MINE - BURKINA FASO (IAMGOLD interest – 90%)

Essakane produced 89,000 attributable ounces of gold in the first quarter 2015, a level unchanged from the fourth quarter 2014. This reflects a 4% increase in grades to 1.33 g/t Au offset by lower throughput.

Compared to the first quarter 2014, production was up 31% reflecting a 49% increase in grades attributable to processing a greater proportion of hard rock containing higher grades. The positive impact of the higher grades was partially offset by a 12% decrease in mill throughput as the proportion of soft rock in the mill feed decreased from 45% to 13%.

Total cash costs in the first quarter 2015 were $761 per ounce produced, down $67 per ounce from the fourth quarter 2014. All-in sustaining costs in the first quarter 2015 were $988 per ounce sold, up $33 per ounce from the previous quarter, reflecting an increase in capitalized stripping.

Compared to the first quarter 2014, total cash costs per ounce produced were $114 per ounce lower due to higher production resulting from the increase in grades, lower mill consumables, lower diesel prices and lower royalties driven by lower gold prices. All-in sustaining costs per ounce sold were $245 per ounce lower mainly due to lower cash costs and a 37% decrease in sustaining capital expenditures.

As guided previously, production in 2015 is expected to increase 10% over 2014 as the expanded mill achieves design capacity. There will be an increased emphasis on optimizing the asset through many of the same milling and mining efficiency initiatives that were successfully implemented at Rosebel in 2014, such as those aimed at improving blasting and drilling efficiency and loading unit productivity.

Falagountou

On April 23, 2015, we announced an updated NI 43-101 compliant resource estimate for the Falagountou deposit located about 8 kilometres south east of the Essakane main pit. The updated resource estimate incorporates assay results from an additional 165 reverse circulation and diamond infill drill holes totaling 15,065 metres completed since the reported December 31, 2014 Essakane resource and reserve update. The indicated resource increased by 84% from 333,000 contained ounces to 613,000 contained ounces, and the average grade by 10% from 1.38 to 1.52 grams per tonne of gold. The estimated indicated resource for Essakane, which includes the Falagountou deposit, increased by 6% from 4.7 million contained ounces to 5.0 million ounces at a grade of 1.2 grams per tonne of gold. The updated resource estimate for Essakane benefited from both step-out drilling to expand the overall resource base of the Falagountou deposit as well as infill drilling that substantially upgraded the confidence of the estimate through conversion of inferred resources to indicated resources. The additional high-grade material from the Falagountou deposit is expected to extend Essakane's peak production levels out beyond the previously forecasted next four years. In preparation for the commencement of mining at Falagountou in the second half of this year, the construction of a mine haulage road is currently in progress.

SADIOLA MINE - MALI (IAMGOLD interest – 41%)

Attributable gold production at Sadiola was 19,000 ounces in the first quarter 2015 compared to 20,000 ounces in the fourth quarter 2014. The slightly lower production levels from the previous year reflect lower grades, partially offset by higher throughput and recoveries.

Compared to the first quarter 2014, production was unchanged as improving throughput and recoveries offset lower grades.

Total cash costs in the first quarter 2015 were $887 per ounce produced, down $44 an ounce from the fourth quarter 2014. All-in sustaining costs were $914 per ounce sold, down $186 an ounce from the previous quarter.

Compared to the first quarter 2014, total cash costs per ounce produced were 20% lower, primarily due to a reduction in total tonnage mined as mining ended at the Timbali pit. All-in sustaining costs per ounce sold were 22% lower due to lower cash costs and higher gold sales.

Discussions with AngloGold Ashanti to facilitate the disposition of their interest in Sadiola continued in the first quarter 2015. Acquiring AngloGold Ashanti's interest in Sadiola under the right terms has always been an option as it would enable us to move forward with a full mill expansion to mine the sulphides or a modified expansion at a lower capital cost. Our preference is to have a partner for a full-scale expansion, and the projected economic returns will drive our decision.

EXPLORATION

In the first quarter 2015, expenditures for exploration and project studies totaled $14.4 million, of which $9.6 million was expensed and $4.8 million capitalized. This compares to a total of $14.0 million for the same period in 2014. As disclosed previously, our exploration budget for 2015 is $56 million, of which $16 million will be capitalized. It should be noted that the capitalized portion is included in our $230 million capital spending guidance for 2015.

Refer to our first quarter 2015 MD&A for a more fulsome discussion of exploration activity at our wholly-owned and joint venture projects during the first quarter.

Boto Gold – Senegal
The infill delineation program that began in 2014 on the Malikoundi deposit at our wholly-owned Boto project for the purpose of upgrading the resource has been completed. Infill drilling has confirmed wide zones of high grade mineralization at the core of the deposit. The results are being incorporated in a revised resource estimate, due for completion in the third quarter 2015, and will support ongoing technical studies.

Pitangui – Brazil
Diamond drilling at our wholly-owned Pitangui project continues to focus on upgrading resources within the core area of the São Sebastião resource. The 50 metre X 50 metre infill drilling program is expected to be completed in the second quarter and assay results will be incorporated in an updated resource model once received and validated.

Siribaya – Mali (50:50 Joint Venture with Merrex Gold Inc.)
On February 27, 2015, our joint venture partner, Merrex Gold, announced the final assay results from six diamond drill holes at the Siribaya project's Diakha prospect. Results from the final six holes from the 2014 drilling program, included 6 metres grading 10.53 g/t Au, including 4 metres grading 15.45 g/t Au; 8 metres grading 1.75 g/t Au; 10 metres grading 0.95 g/t Au and 8 metres grading 2.18 g/t Au. (see Merrex news release dated February 27, 2015). The drill program in 2014 has confirmed the presence of multiple zones of gold mineralization with significant widths and grades. In 2015, the focus is on completing an infill delineation drilling program to enable the declaration of an initial 43-101 compliant resource estimate by the end of 2015 as results warrant.

Eastern Borosi – Nicaragua (Option Agreement with Calibre Mining Corporation)
On April 1, 2015, Calibre Mining announced the first set of results from the 2015 drilling program on the Eastern Borosi gold-silver project. Drilling on multiple veins in the La Sorpresa gold-silver vein system resulted in the discovery of three new gold-silver mineralized shoots, including 4.1m grading 8.93 g/t Au and 57.4 g/t Ag and 3.2 m grading 2.41 g/t Au and 32.9 g/t Ag. (See Calibre news release dated April 1, 2015).The diamond drilling program for 2015 will test selected vein systems at shallow depths as well as target the depth extent of higher grade intervals identified from the 2014 program.

Monster Lake – Canada (Option Agreement with TomaGold Corporation)
The drilling program continued in the first quarter, targeting extensions to the high grade 325-Megane zone as well as testing prioritized areas along the projected main shear zone hosting the 325-zone. Assay results are pending.

End Notes (*excluding tables*)

[1] This is a non-GAAP measure. Refer to the reconciliation in the non-GAAP performance measures section of the MD&A.
[2] Gold mines, as used with total cash costs and all-in sustaining costs, consist of Rosebel, Essakane, Westwood (commercial production), Mouska, Sadiola and Yatela on an attributable basis.
[3] The total cash costs computation does not include Westwood pre-commercial production for the three months ended March 31, 2014 of 1,000 ounces.
[4] The DART refers to the number of days away, restricted duty or job transfer incidents that occur per 100 employees.

CONFERENCE CALL

A conference call will be held on Wednesday, May 6, 2015 at 8:30 a.m. (Eastern Daylight Time) for a discussion with management regarding IAMGOLD`s first quarter 2015 operating performance and financial results. A webcast of the conference call will be available through IAMGOLD`s website www.iamgold.com.

Conference Call Information: North America Toll-Free: 1-800-319-4610 or 1-604-638-5340.

A replay of this conference call will be accessible for one month following the call by dialling: North America toll-free: 1-800-319-6413 or 1-604-638-9010, passcode: 1952#.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION
All information included in this news release, including any information as to the Company's future financial or operating performance, and other statements that express management's expectations or estimates of future performance, other than statements of historical fact, constitute forward looking information or forward-looking statements and are based on expectations, estimates and projections as of the date of this news release. For example, forward-looking statements contained in this news release are found under, but are not limited to being included under, the heading "First Quarter 2015 Highlights", and include, without limitation, statements with respect to: the Company's guidance for production, total cash costs, all-in sustaining costs, depreciation expense, effective tax rate, capital expenditures, operations outlook, cost

management initiatives, development and expansion projects, exploration, the future price of gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to the, use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan", "suggest", "guidance", "outlook", "potential", "prospects", "seek", "targets", "strategy" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that reliance on such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company's estimated future results, performance or achievements expressed or implied by those forward-looking statements, and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold, copper, silver or certain other commodities (such as diesel, and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, and financing; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company's credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. With respect to development projects, IAMGOLD's ability to sustain or increase its present levels of gold production is dependent in part on the success of its projects. Risks and unknowns inherent in all projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs of such projects, and the future prices for the relevant minerals. Development projects have no operating history upon which to base estimates of future cash flows. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD's estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project; in either case, the project may not proceed, either on its original timing or at all.

For a more comprehensive discussion of the risks faced by the Company, and which may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the company's estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company's latest Annual Information Form, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.shtml. The risks described in the Annual Information Form (filed and viewable on www.sedar.com and www.sec.gov/edgar.shtml, and available upon request from the Company) are hereby incorporated by reference into this news release.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

Qualified Person Information
The technical information relating to exploration activities disclosed in this news release was prepared under the supervision of and reviewed by Craig MacDougall, P.Geo., Senior Vice President, Exploration, IAMGOLD. Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.

About IAMGOLD
IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented

by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Bob Tait, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (647) 403-5520

Laura Young, Director, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952 Mobile: (416) 670-3815

Penelope Talbot-Kelly, Analyst Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4738 Mobile: (647) 280-0519

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/Home/default.aspx.